

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

July 18, 2006

Mr. David W. Vreeman
Vice President and Chief Financial Officer
Credo Petroleum Corporation
1801 Broadway, Suite 900
Denver, CO 80202

> **Re: Credo Petroleum Corporation
> Form 10-K for the Fiscal Year Ended October 31, 2005
> Filed January 30, 2006
> Form 10-Q for the Quarterly Period Ended April 30, 2006
> Filed June 16, 2006
> File No. 000-8877**

Dear Mr. Vreeman:

We have completed our review of your 2005 Form 10-K, and Form 10-Q for the quarterly period ended April 30, 2006, and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief